September 24, 2015

VIA EDGAR

Jay Ingram

Frank Pigott

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Medbox, Inc.

            Preliminary Information Statement on Schedule 14C

            Filed August 26, 2015

            File No. 000-54928

Gentlemen:

We are providing in this letter the response of Medbox, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 14, 2015 (the “Comment Letter”).

For convenience of reference, the Staff’s comments are printed below in italics, and are followed by the corresponding response of the Company.

General

1. The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders’ respective relationships to Medbox, Inc. in materially complete detail. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Vincent Mehdizadeh, individually and through his wholly-owned investment entities, PVM International, Inc. and Vincent Chase, Incorporated was the sole shareholder that provided written consent for the actions set forth in the Schedule 14C. As set forth therein and in Schedule 13Ds filed by Mr. Mehdizadeh, Mr. Mehdizadeh has voting and dispositive power over the securities of the Company held by PVM International, Inc. and Vincent Chase, Inc. Mr. Mehdizadeh is not an officer or director of the Company and acted on his own behalf on not on behalf of the Company in exercising his consent.

As the majority shareholder of the Company, Mr. Mehdizadeh interacted with members of the Company’s board and officers regularly. In the context of discussions surrounding the aggregation of indebtedness of the Company to Mr. Mehdizadeh, Mr. Mehdizadeh became aware that the Company had a limited amount of remaining authorized common stock and gave his consent to an increase in authorized common stock of the Company to enable the Company to continue to issue its equity to raise capital to conduct business. Mr. Mehdizadeh received no renumeration from the Company in connection with providing his consent. As Mr. Mehdizadeh acted on his own behalf and not on behalf of the Company, no “solicitation” occurred within the meaning of Exchange Act Rule 14a-1(l). We therefore believe that the use of an Information Statement on Schedule 14C is the appropriate form for communication the corporate actions to the Company’s stockholders.

2. We note your disclosure that your Articles of Incorporation originally authorized the issuance of up to 100,000,000 shares of capital stock. Please reconcile such disclosure with your Certificate of Amendment filed as Exhibit 3.10 to your Registration Statement on Form S-1 filed on July 17, 2013, which authorizes the issuance of up to 110,000,000 shares of capital stock.

We concur that our Certificate of Incorporation presently authorizes up to 110,000,000 shares of capital stock. We will properly state this in our revised Schedule 14C filed on or about the date hereof.

Reasons for the Capital Stock Increase

3. Please revise your filing to state clearly whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If such plans or intentions exist, please provide the disclosure required by Item 1 of Schedule 14C.

We presently do not have any plans to issue any of the newly available authorized shares of common stock other than in connection with general capital raising activities that have been previously disclosed, and for general corporate purposes. We do not have any present plans to make any future acquisitions.

Effect of the Capital Stock Increase

4. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Based on the foregoing comment and references, we have added the following disclosures in our revised Schedule 14C filed on or about the date hereof:

Anti-Takeover Effect of Proposed Amendment

The Capital Stock Increase and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. Furthermore, the Company’s Certificate of Incorporation presently provides special voting rights and protective covenants to the holders of the Company’s Series A Preferred Stock. The holders of Series A Preferred Stock receive additional votes for each new share of capital stock that is issued by the Company, and these voting rights could have the effect of deterring investors from acquiring the Company’s capital stock. The holders of Series A Preferred Stock also must consent to changes of control and other specific company actions, which could also deter a change of control.

The Company has no present intention or plan to employ the additional unissued authorized shares as an anti-takeover device. It is possible, however, that management could use the additional shares in an effort to prevent a third-party acquirer from gaining control by issuing shares of authorized and unissued common stock that would discourage persons from acquiring additional shares, by diluting the voting power of shares then outstanding. Similarly, the issuance of additional shares to certain persons allied with the Company’s management could have the effect of making it more difficult to remove the Company’s current management and dilute the stock ownership or voting rights of persons seeking to cause such removal. Each of these could potentially limit the opportunity for the Company’s stockholders to dispose of their stock at a premium.

The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and the proposed Articles of Amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock is not being proposed with the intention that it be utilized as a type of anti-takeover device or to secure management’s positions within the Company.

Security Ownership of Certain Beneficial Owners and Management

5. As presented, the information disclosed in the beneficial ownership chart appears incorrect. For example, the table indicates that Vincent Mehdizadeh owns 24,778,746 shares, which includes the shares owned by PVM International Inc. and Vincent Chase Inc. PVM International Inc. and Vincent Chase Inc. appear to own

24,958,746 shares together. In addition, your filing includes disclosure that effective August 24, 2015 Vincent Chase, Inc. cancelled its 2 million shares of Preferred Stock and 3 million shares of Common Stock, yet this cancellation is not reflected in the beneficial ownership table. Please revise your table to clarify the amount and nature of the ownership of each beneficial owner. If any of the beneficial owners listed has the right to acquire the securities through the exercise of any option or warrant or through the conversion of another security, please clarify what those option, warrant, or conversion rights are and from what agreement they derive.

We have provided in our revised Schedule 14C an updated beneficial ownership table as of September 20, 2015 that excludes the 2 million shares of Preferred Stock and 3 million shares of Common Stock that were cancelled by Vincent Chase, Inc. on August 24, 2015 and corrected other discrepancies and added additional disclosures requested in Comment 5.

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If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 323-848-7278.

Very truly yours,

/s/ C. Douglas Mitchell

C. Douglas Mitchell
Chief Financial Officer

cc: Scott A. Schwartz, Esq.